UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

FOR IMMEDIATE RELEASE

CONTACTS:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com
TARO TO LIST ON NYSE

Hawthorne, NY, March 19, 2012 - Taro Pharmaceutical Industries Ltd. (“Taro,” or the “Company,” Pink Sheets: TAROF) today announced that it has been authorized for listing on the New York Stock Exchange (“NYSE”).  The Company's ordinary shares are expected to begin trading when the market opens on March 22, 2012, under the symbol “TARO.”

Mr. Dilip Shanghvi, Chairman of Taro’s Board of Directors, said “We are very happy that Taro will soon be listed on the New York Stock Exchange.  This achievement is in line with what we indicated in the past, that Taro would seek re-listing on an exchange once the Company is in compliance with its SEC filing commitments.  We are pleased that over the past eighteen months, Taro has completed its long pending audited financial statements and attained full compliance with its SEC reporting obligations, both of which were pre-requisites for listing.  On behalf of the Board of Directors, I congratulate the entire team at Taro in making this possible as well as thank our shareholders and employees who have stood by the Company through its difficult times.”

“We are thrilled to welcome Taro to our growing community of innovative multinational companies,” said Lawrence Leibowitz, COO of NYSE Euronext.  “With its NYSE listing, Taro is joining the world’s largest and most liquid universe of pharmaceutical and life-science companies.  We congratulate Taro on this step and look forward to our partnership with the company and its shareholders.”

In conjunction with our NYSE listing, Taro stock will concurrently cease to trade on the over-the-counter (OTC) Pink Sheet markets, where the Company used the ticker symbol “TAROF.”  The transition to the NYSE requires no action on the part of Taro’s shareholders.

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENTS
Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro “estimates,” “believes,” or “expects” to happen or similar language.  The forward-looking statements in this press release are based on Taro’s current expectations and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements.  Unless required by law, Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 19, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ James Kedrowski
        Name:  James Kedrowski
        Title:    Interim Chief Executive Officer and Director